FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801
All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Completes Retirement of US$315 Million Senior Secured Notes

Toronto, Ontario (April 3, 2017) - Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that it has completed the redemption of its outstanding US$315 million 7.75% Senior Secured Second Lien Notes (the “Notes”) due in 2020. This will result in annual interest savings of US$24.4 million.

The Notes were redeemed at a price of 103.875% of the principal amount plus accrued interest to the date of redemption. The Notes were retired with net proceeds of US$239 million from the equity financing completed in February 2017 along with existing cash.

“Alamos is once again debt-free and will benefit from substantial interest savings over the next several years with the retirement of these Notes. We have significantly strengthened our balance sheet and are well positioned to fund our portfolio of attractive internal growth opportunities,” said John A. McCluskey, President and Chief Executive Officer.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release, including without limitation statements regarding the expected use of proceeds of the offering and expected available liquidity, expectations of future permitting timelines, outcomes of economic studies,

TRADING SYMBOL: TSX:AGI NYSE:AGI

development and/or production timelines or other future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties and are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos' expectations include, among others, ongoing permitting requirements, risks related to our operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in Alamos' Annual Information Form and other disclosures of "Risk Factors" by Alamos, available on SEDAR and EDGAR. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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